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                             August 13, 2021

       Fran Rosch
       President and Chief Executive Officer
       ForgeRock, Inc.
       201 Mission Street
       Suite 2900
       San Francisco, California 94105

                                                        Re: ForgeRock, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 30,
2021
                                                            CIK No. 0001543916

       Dear Mr. Rosch:

              We have reviewed your correspondence related to the amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 15, 2021 letter.

       Correspondence dated July 30, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Key Business Metrics, page 83

   1. We note your response to prior comment 1 and your plan to revise the name of your metric to Annualized
Recurring Revenue. Since your ARR metric is calculated based upon annualized
contract value and not actual GAAP revenue, please also further revise your disclosure to more
fully describe the differences between how ARR is calculated compared to how revenue
is calculated in accordance with GAAP (particularly for term licenses).
Alternatively, please revise your metric to remove the reference to recurring
 Fran Rosch
ForgeRock, Inc.
August 13, 2021
Page 2
      revenue. For example, you could consider a title such as Annualized Renewal Run-Rate.
       You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                          Sincerely,
FirstName LastNameFran Rosch
                                                          Division of
Corporation Finance
Comapany NameForgeRock, Inc.
                                                          Office of Technology
August 13, 2021 Page 2
cc:       Rezwan D. Pavri
FirstName LastName